

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2025

Richard L. Feinstein
Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, NJ 07016

> **Re: Enzon Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted December 19, 2025**
> **CIK No. 0000727510**

Dear Richard L. Feinstein:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Todd E. Mason, Esq.